UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Executive Vice President

Landsea Holdings Corporation

530 Lytton Ave, 2nd Floor, Palo Alto, CA 94301

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 16,940,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 12,840,729 (1)(A) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 16,940,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.86%(2)
14	Type of Reporting Person CO; HC

(1)

Consists of (A) 12,840,729 shares of common stock “(“Common Stock”) of Landsea Homes Corporation (the “Issuer”) held of record by Landsea Holdings Corporation (“Landsea Holdings”) immediately following the completion of the transfer of 4,100,000 shares of Common Stock by Landsea Holdings pursuant to the terms of the Payment Agreement Regarding Credit Agreement and Loan Documents (the “Payment Agreement”) dated May 10, 2024, entered into by Landsea Holdings as borrower, and 1103849 B.C. LTD., as lender (the “Lender”) to Ever Fast Holdings Limited, a subsidiary and designee of the Lender (“Ever Fast”) on May 14, 2024; and (B) 4,100,000 shares of Common Stock Landsea Holdings transferred to Ever Fast pursuant to the Payment Agreement, with respect to which Landsea Holdings may be deemed to share voting power with the Lender and Ever Fast pursuant to the Voting and Stockholder Agreement dated May 10, 2024 (the “Voting and Stockholder Agreement”) between Landsea Holdings, the Lender and Ever Fast.

(2)

The percentage ownership is based upon 36,154,777 shares of Common Stock issued and outstanding as of May 14, 2024, following the completion of the transfer of 4,100,000 shares of Common Stock by Landsea Holdings pursuant to the Payment Agreement.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd.)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 16,940,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 12,840,729 (1)(A) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 16,940,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.86% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of (A) 12,840,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to that certain Agreement and Plan of Merger dated August 31, 2020 by and among the Issuer, Landsea Holdings, LFCA Merger Sub, Inc. and Landsea Homes Incorporation (as amended, the “Merger Agreement”)and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement defined in the Merger Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, (c) disposing of 4,838,710 shares of Common Stock pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings pursuant to that certain underwriting agreement dated June 12, 2023 by the Issuer, Landsea Holdings as the selling stockholder and B. Riley Securities, Inc., as representative of the several underwriters named therein (the “2023 Underwriting Agreement”) on June 15, 2023, (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the underwriters’ option to purchase additional shares under the 2023 Underwriting Agreement, (h) the sale of 2,8,000 shares of Common Stock by Landsea Holdings pursuant to that certain underwriting agreement dated March 5, 2024 by the Issuer, Landsea Holdings as the selling stockholder and B. Riley Securities, Inc. and BofA Securities, Inc. as representatives of the several underwriters named therein (the “2024 Underwriting Agreement”) on March 8, 2024, and (i) the transfer of 4,100,000 shares of Common Stock by Landsea Holdings on May 14, 2024 pursuant to the Payment Agreement by Landsea Holdings as borrower and 1103849 B.C. LTD., as lender; and (B) 4,100,000 shares of Common Stock Landsea Holdings transferred to Ever Fast pursuant to the Payment Agreement on May 14, 2024, with respect to which Landsea Holdings may be deemed to share voting power with the Lender and Ever Fast pursuant to the Voting and Stockholder Agreement.

Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Management Limited or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 36,154,777 shares of Common Stock issued and outstanding as of May 14, 2024, following the completion of the transfer of 4,100,000 shares of Common Stock by Landsea Holdings pursuant to the Payment Agreement.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,970,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,870,729 (1)(A) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 16,970,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.94%(2)
14	Type of Reporting Person IN; HC

(1)

Consists of (A) 12,840,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings pursuant to the 2023 Underwriting Agreement on June 15, 2023, (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the underwriters’ option to purchase additional shares under the 2023 Underwriting Agreement on June 21, 2023, (h) the sale of 2,800,000 shares of Common Stock by Landsea Holdings pursuant to the 2024 Underwriting Agreement closed on March 8, 2024, (i) 30,000 shares of Common Stock held of record by the spouse of Mr. Tian through participation as an investor in the secondary offering under the 2024 Underwriting Agreement, closed on March 8, 2024, and (j) the transfer of 4,100,000 shares by Landsea Holdings to Ever Fast pursuant to the Payment Agreement on May 14, 2024, and (B) 4,100,000 shares of Common Stock Landsea Holdings transferred to Ever Fast pursuant to the Payment Agreement on May 14, 2024, with respect to which Landsea Holdings may be deemed to share voting power with the Lender and Ever Fast pursuant to the Voting and Stockholder Agreement. .

Mr. Tian may be deemed to have beneficial ownership of the 12,840,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) and Mr. Tian indirectly beneficially owns approximately 58.53% of Landsea Green Management Limited through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Management Limited or any of Landsea Green Management Limited’s subsidiaries having a beneficial ownership interest in Landsea Holdings that he or it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 36,154,777 shares of Common Stock issued and outstanding as of May 14, 2024 following the completion of the transfer of 4,100,000 shares of Common Stock by Landsea Holdings pursuant to the Payment Agreement.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 8 amends and supplements the Schedule 13D filed on January 19, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 13, 2022, Amendment No. 2 filed on June 2, 2022, Amendment No. 3 filed on June 16, 2022, Amendment No. 4 filed on June 16, 2023, Amendment No. 5 filed on June 22, 2023,Amendment No. 6 filed on July 21, 2023, and Amendment No. 7 filed on March 11, 2024. This Amendment No. 8 reports that on May 14, 2024, Landsea Holdings transferred 4,100,000 shares of the Issuer’s Common Stock as satisfaction of the loan under the Credit Agreement dated May 12, 2022 between Landsea Holdings as borrower and 1103849 B.C. LTD., as lender, which was disclosed in the Amendment No. 1 filed on May 13, 2022, and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 7.

Item 5. – Interest in Securities of the Issuer

Item 5 is hereby amended to add the following supplemental information:

(a) - (b) As of May 14, 2024, after the transfer of 4,100,000 shares of Common Stock pursuant to the Payment Agreement (defined in Item 6 below), Landsea Holdings beneficially owns 12,840,729 shares of Common Stock. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Landsea Holdings the power to vote or dispose, or to direct the voting or disposition of, such shares of Common Stock, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of the shares. Information about the relationships of the Reporting Persons on the cover pages are incorporated herein by reference.

In addition, pursuant to the Voting and Stockholder Agreement described in Item 6 below, the Lender Parties (defined below in Item 6) agreed to vote 4,100,000 shares of Common Stock in favor of approval of any voting proposal by Landsea Holdings, or against approval of any proposal made in opposition to, or in competition with, Landsea Holdings’ voting proposal. Landsea Holdings may be deemed to share the voting power of such 4,100,000 shares of Common Stock with the Lender Parties. Thus, Landsea Holdings and each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of such 4,100,000 shares of Common Stock, resulting in each Reporting Person holding 46.86% of the issued and outstanding shares of Common Stock of the Issuer after the completion of transfer.

(c) Except for the transfer described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Original 13D Filing, has effected any transactions in the shares during the past 60 days.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

Payment Agreement Regarding Credit Agreement and Loan Documents

Landsea Holdings, as borrower and 1103849 B.C. Ltd. (the “Lender”), a British Columbia Corporation, as lender, entered into that certain Credit Agreement dated May 12, 2022 (the “Credit Agreement”), pursuant to which the Lender agreed to provide a loan in the principal amount of $45,000,000 to Landsea Holdings (the “Loan”). Landsea Holdings and the Lender entered into that certain Pledge and Security Agreement, pursuant to which Landsea Holdings pledged 4,838,710 shares of Common Stock (the “Pledged LSEA Stock”) to the Lender as security for its obligations under the Credit Agreement. The Facility Termination Date as extended under the Credit Agreement was May 12, 2024. On May 10, 2024, Landsea Holdings and the Lender entered into that certain Payment Agreement regarding Credit Agreement and Loan Documents (the “Payment Agreement”), pursuant to which Landsea Holdings and the Lender agreed to settle Landsea Holdings’ outstanding obligations totaling $49,700,000 under the Credit Agreement by paying the Lender $25,100,000 in cash and transferring 4,100,000 shares of the Pledged LSEA Stock (the “Lender LSEA Stock”) at a value of $6.00 per share (the “Loan Repayment”) to Ever Fast Holdings Limited, a British Virgin Islands company and wholly owned subsidiary of Lender as designated by Lender. On May 14, 2024, 4,100,000 shares of the Pledged LSEA Stock were transferred to Ever Fast Holdings Limited pursuant to the release authorization letter by the Lender. The remaining 738,710 shares of Pledged LSEA Stock were released from the pledge and returned to Landsea Holdings on May 14, 2024.

Voting and Stockholder Agreement

In connection with the Loan Repayment, Landsea Holdings, on one hand, and Lender and Ever Fast Holdings Limited (collectively the “Lender Parties”), on the other hand, entered into that certain Voting and Stockholder Agreement on May 10, 2024, pursuant to which the Lender Parties agreed to vote or cause to vote the Lender LSEA Stock at the stockholders meetings or stockholders resolutions by written consent of the Issuer in favor of approval of any voting proposal by Landsea Holdings, or against approval of any proposal made in opposition to, or in competition with, Landsea Holdings’ voting proposal, or against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect Landsea Holdings’ voting proposal. With exceptions to a sale made pursuant to an underwritten secondary offering by the Lender Parties, a pledge for financing purposes and other circumstances provided therein, the Lender Parties agreed, for a period of three years from the date of the Voting and Stockholder Agreement, not to directly or indirectly sell, assign, transfer, pledge, hypothecate or otherwise dispose of any or all of the Lender LSEA Stock. Landsea Holdings was also granted a right of first purchase as to the Lender LSEA Stock subject to certain exceptions set forth in the Voting and Stockholder Agreement, which is incorporated by reference herein as an exhibit hereto and is incorporated into this Item 6 by reference.

Item 7. – Material to be Filed as Exhibits

Item 7 is hereby supplemented to add the following as an exhibit:

Exhibit 13. Voting and Stockholder Agreement dated May 10, 2024 by Landsea Holdings Corporation and 1103849 B.C. Ltd..

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2024

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Executive Vice President

Landsea Green Management Limited

By:	/ s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of Board of Directors

Ming Tian

/s/ Ming Tian